SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of December, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




              SISTER KATHLEEN SCOOPS EUR100,000 TO MARK RYANAIR'S
                            100 MILLIONTH PASSENGER!

Ryanair, Europe's No.1 low fares airline, today (Tuesday, 14th December 2004) congratulated Sr. Kathleen Murphy from St. Catharine's Convent in Edinburgh who was awarded a EUR100,000 cash prize as Ryanair celebrated carrying its 100 Millionth (100,000,000) passenger.

Ryanair has been running a special promotion to celebrate the historic landmark as the 1st European low fares airline to carry 100 Million passengers. All passengers who booked return flight with the airline between 30th Sept - 30 Nov 04 were eligible for a draw to win this huge cash prize. Sr. Kathleen Murphy was one of over 700,000 eligible passengers who took part in the promotion throughout Europe.

Handing over the cheque for EUR100,000 in Edinburgh today, Ryanair's Head of Customer Service, Caroline Greene said:

        "We are delighted to celebrate this very special day with Sr. Kathleen Murphy, to mark Ryanair's 100 Millionth passenger. To qualify for this promotion, Sr. Kathleen flew with Ryanair from Edinburgh to Dublin in October 04, and we are delighted to present Sr. Kathleen with her prize of EUR100,000 - the biggest ever cash giveaway by any European airline".

Receiving her EUR100,000 prize today, Sr. Kathleen Murphy said:

        "On behalf of our congregation, I would like to thank Ryanair for this very generous gift towards enabling us to promote Mercy in the U.K. This EUR100,000 gift will help us enormously and will be donated directly to feeding the hungry and to the service of all of the Corporal Works of Mercy (as in Matthew 25 vv34-37) and to the spiritual renewal of women."

Ends.                          Tuesday, 14th December 2004

For further information:

Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  14 December, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director